Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2008 JAN 31 A 5:25

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	30 January 2008	*No of sheets:*	*1*

Current report 6/2008

SUPPL

The Management Board of KGHM Polska Miedź S.A. announces that on 30 January 2008 a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm continuous-cast copper wire rod under the PN-EN 1977:2000 standard, and oxygen-free copper rod under the PN-EN 1977:2000 standard in 2008.

The estimated value of this contract is from appx. USD 658 461.4 thousand (PLN 1 613 296.3 thousand) to appx. USD 844 362.0 thousand (PLN 2 068 771.2 thousand). The value of this contract was estimated based on the degree of options used, on the forecast copper price (using a forward curve from 29 January 2008) and on the National Bank of Poland exchange rate from 30 January 2008.

The criteria used for describing the contract as significant is that the estimated value of the contract exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

08000490

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

Ireneusz Reszczyński
Pełniący Obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

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END